UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2026
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
(Address of principal executive office)
 __________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION

On June 24, 2026, QIAGEN N.V (NYSE: QGEN; Frankfurt Prime Standard: QIA) held the Annual General Meeting of Shareholders. The related materials are furnished herewith as Exhibit 99.1 to 99.8 and are incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: August 6, 2026

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Notice 2026 AGM QIAGEN N.V.
99.2	Proxy Statement 2026
99.3	Beneficial Shareholder Attendance Form 2026
99.4	Registered Shareholder Attendance Form 2026
99.5	Proxy Card for 2026 Annual General Meeting of Shareholders
99.6	2026 QIAGEN AGM Voting Results
99.7	2025 IFRS Annual Report
99.8	2025 Annual Report